Mail Stop 3720

April 24, 2006

William M. Ojile, Jr., Esq.
Senior Vice President, Chief
 Legal Officer and Secretary
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062

> **Re:** **Valor Communications Group, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed April 12, 2006**
> **File No. 333-132073**

Dear Mr. Ojile:

        We have limited our review of your Form S-4 to disclosures related to the terms of the spin-off and merger transactions and related matters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note your response to our prior first comment. As we indicated in our April 13, 2006 telephone call with counsel, we do not concur with the assertion that Alltel's spin-off transaction is not a purchase and sale transaction under Securities Act Section 2(a)(3). In particular, we note that it appears that Alltel stockholders may be giving up value for the spun-off shares as a result of the various debt offerings taking place prior to the spin-off. As the transaction may lack a pro rata nature and Alltel stockholders may be giving up value for the spun-off shares, we believe that Spinco should filing a Securities Act registration statement on Form S-1 for the planned distribution of shares.

Registration Statement Fee Table

2.   We note your response to our prior comment three and your revision to the table stating that you are registering the number of Valor shares outstanding as of April 1, 2006 "plus 307,997 shares of common stock that remain available for issuance under Valor's 2005 Long-Term Incentive Plan (which represents all the shares that may be issued under any Valor equity incentive plan)." Please indicate whether Valor may issue shares of common stock outside of "any Valor equity incentive plan," which shares would be considered in your calculation of the number of shares to be issued in the merger, up to the amount of Valor's current authorized but unissued common stock. We may have further comment based upon your response.

        We also remind you that you may not register additional shares of common stock on a post-effective amendment to this Form S-4 to reflect an "increase [in the] number of shares offered." See Rule 413.

Cover Page

3.   We note your response to our prior comment six. While we understand that you have disclosed the value to be received by Alltel shareholders in the aggregate, it remains unclear to us how the current disclosure permits stockholders to reasonably assess the transactions and how you will be disseminating to stockholders a prospectus that meets the requirements of Section 10. Are you able to provide at least a reasonable range or an approximation of what Alltel shareholders will receive on a per share basis? Please advise or revise accordingly.

Questions and Answers, page vi

4.   We note your response to our prior comment ten. Please tell us in your response letter what the high and low trading prices of the bonds were for Alltel's last four fiscal quarters.

Summary, page 1

5.   Either here or in another appropriate location in the proxy/prospectus, provide a timetable listing the entire order of material events related to the transactions.

Opinion of Financial Advisors, page 4

6.   We note your response to our prior comment 13. It appears that the extent to which the advisors, upon whom the Alltel and Valor boards relied in reaching the boards' decisions, may benefit as a result of the merger is significant information concerning the transaction that we continue to believe stockholders should know

upfront. Please state the amount of the fees Wachovia Securities and Bear Stearns will receive. Disclose the portion of the fee payable to Wachovia Securities that is contingent upon completion of the merger. Also mention the fact that Alltel has paid Wachovia Securities more fees for investment banking and other financial advisory services over the past two years as compared to Valor.

Risk Factors, page 21

7.   We note your revisions in response to our prior comment 16. Revise to convey in the following risk factor captions the discrete material risk to your operations, business, financial condition, share price, and so on, as applicable:

- "The integration of Spinco and Valor following the merger may present significant challenges" on page 22;
- "Following completion of the merger, Windstream could be harmed by rapid changes in technology" on page 26; and
- "Windstream will be subject to government regulation of the telecommunications industry" on page 27.

Following … the merger, Windstream will face intense competition…, page 25

8.   We note your revisions in response to our prior comment 19. As the risk factor discusses multiple competition risks, such as risks due to:

- the number of different kinds of competition to your business,
- increasing wireless competition, including Alltel's prospective competition, and
- increasing competition from the cable operators,

then include separate risk factors to discuss particular material risks. In your revision, expand your discussion of how the risk particularly affects you. As only one example, regarding the increasing competition from cable operators, discuss whether they are regulated in the same manner that you are and how this affects their ability to compete with you. Further, tell us what consideration you have given to addressing the risks related to bundled services and your ability competitively to provide them.

The Transactions, page 31

The Spin-Off, page 31

9.   We note your response to our prior comment 20. In the third bulleted point, state the aggregate dollar amount of the principal of the outstanding Alltel debt securities involved in the contemplated exchange, if the amount is not

"approximately $1.538 billion," and also state whether the contemplated exchange is required by the terms of the outstanding Alltel debt securities.

Background of the Merger, page 34

10.   In response to our prior comment 24, you state that the September 28, 2005 "analyses were for the purpose of preparing Valor's bid and for the negotiation of a final agreement." The analyses were part of Wachovia Securities' presentation to Valor's management and board members. We also note the next event described in this section on page 35 is the October 10, 2005 Valor board meeting where the board authorized Valor's submission of a bid to Alltel. Therefore it is not apparent why the analyses would not be Item 4(b) reports and why their disclosure is not relevant to investors in understanding how the board arrived at its decision. Similarly, it remains unclear why Wachovia Securities' discussion with the Special Finance Committee on October 14, 2005 does not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Please advise.

11.   To the extent the preliminary presentations made by Wachovia Securities' throughout November 2005 and on December 6, 2005 did not materially differ from its final presentation, please revise your references to those earlier presentations to so state.

Valor's Reasons for the Merger, page 35

12.   Please set forth in the prospectus the objective support you offer in response to our prior comment 26.

Opinion of Valor's Financial Advisor—Wachovia Securities, page 42

Opinion of Valor's Financial Advisor—Bear Stearns, page 50

13.   We note your response to our prior comment 30; however, we believe that inclusion of the projections considered by the advisors could assist stockholders in understanding how the advisors reached the conclusions they presented to the board. Please include the projections or address in your response letter how the projections are not material in assisting stockholders in understanding the advisors' and ultimately the boards' conclusions regarding the proposed transactions.

14.   Please revise to delete the inappropriate disclaimer of responsibility appearing in Wachovia Securities' opinion letter attached as Annex D-1. See prior comment 32.

15.   Ensure that you have described all material relationships, including loans or other indebtedness, that have existed during the past two years or are mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Wachovia Securities and Alltel or Valor.

Dividend Policy of Windstream, page 65

16.   We note your response to our prior comment 40, but it does not appear that the disclosure is on page 66. Expand the second bullet point on page 65, where you discuss the factors that may lead to Windstream's not paying dividends following the merger, to disclose Windstream's expected pro forma leverage ratio following the merger.

17.   You state on page 70 that "Windstream will be limited in its ability to take certain action with respect to dividends, with an exception for dividends up to the sum of excess free cash flow…." Explain what "the sum of excess free cash flow" means under the senior secured credit facilities.

Conditions to the Completion of the Merger, page 81

18.   We note that the exhibit you filed as Exhibit 99.5 contains only a draft solvency and surplus opinion by Duff & Phelps, LLC. Please confirm in your response letter that you will file a final solvency and surplus opinion prior to effectiveness of the registration statement or in a post-effective amendment at closing.

Additional Agreements Related to the Spin-Off and the Merger, page 92

Shared Assets and Shared Contracts Agreements, page 97

19.   We note your response to our prior comment 45. Please also disclose the general nature of the expected shared assets and contracts.

Unaudited Pro Forma Combined Condensed Financial Information, page 156

20.   We note your response to our prior comment 53. Clearly disclose the items that you are not yet able to include in the pro forma table of contractual obligations and state why changes in operating and capital lease obligations, purchase obligations and other long-term liabilities cannot be estimated for inclusion in the table. We may have further comments.

The Annual Meeting, page 167

Proposal 2. Amendment of the Valor Organizational Documents, page 172

21.   We note your response to our prior comment 53. Your proposal to create a classified board appears to be new significant information for Valor stockholders in that the proposed change impacts the frequency with which they may choose the individuals that direct Valor's business and affairs. Please unbundle here, in the letter to stockholders, and in the proxy card, this proposal so that Valor shareholders may separately consider the charter and bylaws changes that will provide for a classified board.

Exhibits

22.   We note your response to prior comment 57, but, unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) to omit particular schedules or exhibits to agreements. Rather, material contracts must be filed in their entirety. Therefore, please file the agreements, including the schedules and exhibits that you have not otherwise filed as their own separate exhibits. Also tell us when you expect to finalize the shared assets agreement and shared contracts agreement.

Exhibit 5.1

23.   We note that counsel limits its opinion to the "General Corporation Law of the State of Delaware" with respect to Delaware law. Confirm to us in writing that the reference to "General Corporation Law of the State of Delaware" concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. File this written confirmation as part of your correspondence on EDGAR. See Item VIII.A.14 of the November 14, 2000 edition of the Division of Corporation Finance's "Current Issues and Rulemaking Projects" outline.

24.   We refer to the assumptions in the third paragraph of the opinion. Counsel may only assume that documents have been duly authorized, executed and delivered by parties other than Valor. Please revise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Cheryl Grant, Staff Attorney, at 202-551-3359, or me, at 202-551-3833, with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile: 212-446-4900
        Joshua Korff, Esq.
        Kirkland & Ellis LLP